EXHIBIT 99.1

News Release dated May 5, 2020, Suncor Energy declares dividend

FOR IMMEDIATE RELEASE

Suncor Energy declares dividend

(All financial figures are in Canadian dollars unless otherwise noted.)

Calgary, Alberta (May 5, 2020) The convergence of two global events has created a turbulent market situation. The COVID-19 pandemic and the associated rapid demand reduction and the crude oil supply shock as a result of the OPEC+ production decisions are expected to keep crude oil prices lower for at least the next 12-24 months. The fundamentals necessary for a recovery include: product demand returning as a result of global economies restarting and oil production and inventories coming back into balance.  Given the unprecedented size of global crude inventories, we know that bringing the market back into balance will take some time, although the exact pace is uncertain.

In order to maintain the financial health and resiliency of the company to navigate the current market conditions, the company has reduced operating costs by $1 billion (10%) compared to 2019 levels. It has also increased its liquidity by $4 billion. In addition, we have reduced 2020 capital expenditures by $1.9 billion (33%) compared to the original 2020 plan.

“Suncor’s Board of Directors remains committed to leveraging our long life, low decline resource base and providing the energy that society needs, while continuing to return value to shareholders,” said Mark Little, president and chief executive officer. “However, after taking significant action in reducing capital and operating costs, the Board believes that reducing the current level of dividends is required to drive down the cash breakeven of the company to a WTI price of US$35 per barrel.  As a result, the Board has decided to reduce the quarterly cash dividend by 55% to $0.21 per common share from $0.465 per common share.” This dividend will be payable on June 25, 2020 to shareholders of record at the close of business on June 4, 2020.

At a WTI price of US$35 per barrel, all planned operating and administration costs, sustaining capital and dividends can be covered from operating revenue, once demand returns. These actions not only support a strong balance sheet, the financial health of the company, including Suncor’s high investment grade credit ratings, but also increases the resiliency of the company allowing it to maintain its focus on long term value creation.  “The combination of these steps taken will keep the company strong and position us to outperform as markets recover,” said Little.

Legal Advisory — Forward-Looking Information

This news release contains certain forward-looking information and forward-looking statements (collectively referred to herein as “forward-looking statements”) within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements in this news release include references to: Suncor’s expectations surrounding the impacts of the COVID-19 pandemic and the associated demand reduction, including that crude oil prices will be lower for at least the next 12-24 months and the fundamentals necessary for a recovery; Suncor’s target to reduce total operating costs by $1 billion compared to 2019 levels and its plan to reduce 2020 capital expenditures by $1.9 billion compared to the original 2020 plan; Suncor’s Board of Directors commitment to continuing to return value to shareholders and its belief that reducing the current levels of dividends will drive down the cash breakeven of the company to a WTI price of US$35 per barrel, and the basis for such belief; Suncor’s

Suncor Energy
150 6 Avenue S.W. Calgary, Alberta T2P 3E3
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belief that, at a WTI price of US$35 per barrel, all planned operating and administration costs, sustaining capital and dividends can be covered from operating revenue, once demand returns, and the basis for such beliefs; and Suncor’s expectation that the steps it is currently taking will help keep the company strong and position it to outperform as markets recover.  In addition, all other statements and information about Suncor’s strategy for growth, expected and future expenditures or investment decisions, commodity prices, costs, schedules, production volumes, operating and financial results and the expected impact of future commitments are forward-looking statements. Some of the forward-looking statements may be identified by words like “will”, “expected”, “focus”, “planned”, “believe”, “anticipated”, “target” and similar expressions.

Forward-looking statements are based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of information available at the time the statement was made and consider Suncor’s experience and its perception of historical trends, including expectations and assumptions concerning: the current and potential adverse impacts of the COVID-19 pandemic; the accuracy of reserves and resources estimates; commodity prices and interest and foreign exchange rates; the performance of assets and equipment; capital efficiencies and cost-savings; applicable laws and government policies; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour, services and infrastructure; the satisfaction by third parties of their obligations to Suncor; the development and execution of projects; and the receipt, in a timely manner, of regulatory and third-party approvals.

Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor’s actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them.  Suncor’s most recently filed Management’s Discussion & Analysis, together with Suncor’s most recently filed Annual Information Form, Form 40-F and Annual Report to Shareholders and other documents Suncor files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3E3; by email request to invest@suncor.com; by calling 1-800-558-9071; or by referring to suncor.com/FinancialReports or to the company’s profile on SEDAR at sedar.com or EDGAR at sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development and upgrading, offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. A member of Dow Jones Sustainability indexes, FTSE4Good and CDP, Suncor is working to responsibly develop petroleum resources while also growing a renewable energy portfolio. Suncor is listed on the UN Global Compact 100 stock index. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor, visit our web site at suncor.com, follow us on Twitter @Suncor or together.suncor.com

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